EXHIBIT 99.2

Consolidated Financial Statements

Table of Contents	Page

Financial Statements:

Report of Independent Registered Accounting Firm	F - 1

Consolidated Balance Sheets at September 30, 2014 (Unaudited) and December 31, 2013	F - 2

Consolidated Statements of Operations for the Three Months and Nine Months Ended September 30, 2014 and September 30, 2013 (Unaudited)	F - 3

Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2014 and September 30, 2013 (Unaudited)	F - 4

Consolidated Statements of Changes in Stockholder's Deficit for the Nine Months Ended September 30, 2014 (Unaudited) and the year ended December 31, 2013	F -5

Notes to Consolidated Financial Statements	F - 6 to F - 12

2451 N. McMullen Booth Road Suite.308 Clearwater, FL 33759 Toll fee: 855.334.0934 Fax: 800.581.1908

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Mike the Pike Productions

We have reviewed the accompanying consolidated balance sheets of Mike the Pike Productions as of September 30, 2014, and the related consolidated statements of operations and stockholders’ deficiency, and cash flows for the three and nine months ended September 30, 2014 and 2013. These financial statements are the responsibility of the company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with auditing standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Mike the Pike Productions, Inc. as of December 31, 2013, and the related consolidated statements of operations, stockholders’ deficiency, and cash flows for the year then ended (not presented herein); and in our report dated October 17, 2014, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying balance sheet as of December 31, 2013, is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As shown in the accompanying financial statements, the Company has significant net losses and cash flow deficiencies.  Those conditions raise substantial doubt about the Company’s ability to continue as a going concern.  Management’s plans regarding those matters are described in Note 2.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/  DKM Certified Public Accountants
      DKM Certified Public Accountants

Clearwater, Florida
January 6, 2015

PCAOB Registered
AICPA Member

Mike The Pike Productions, Inc.
CONSOLIDATED BALANCE SHEETS

	September 30, 2014	December 31, 2013
	(Unaudited)
ASSETS
Current Assets
Cash	$403	$2.595
Total Current Assets	403	2,595
Fixed Assets
Furniture and equipment net of depreciation	450	720

Other Assets
Intangible asset, net of amortization	352,166	374,166
Investment in Partnership (Note 10)	45,483	42,083
Total Other Assets	397,649	416,249

TOTAL ASSETS	$398,502	$419,564

LIABILITIES AND STOCKHOLDERS’ EQUTIY

LIABILITIES
Current Liabilities
Accrued Taxes	$9,404	$9,404
Accrued Interest Payable	298,514	233,528
Accrued Salaries ( Note 5)	105,000	60,000
Due to related party (Note 9)	104,044	87,052
Notes Payable (Note 6)	809,160	793,435
Derivative Liability	701,556	700,276
Total Current Liabilities	2,027,678	1,883,695

TOTAL LIABILITIES	2,027,678	1,883,695

STOCKHOLDERS’ EQUITY
Preferred Stock, $.001par value 100,000,000 Authorized 2,253,999 and 2,378,999 Issued and Outstanding at September 30, 2014 and December 31, 2013 respectively.	2,253	2,378
Common Stock, $.001 par value 2,249,000,000 Authorized 2,242,000,000 and 2,146,000,000 Issued and Outstanding at September 30, 2014 and December 31, 2013 respectively.	2,242,000	2,146,000
Additional paid-in-capital	(1,000,433)	(933,058)
Accumulated Deficit	(2,872,996)	(2,679,451)
Total Stockholders’ Equity (Deficit)	(1,629,176)	(1,464,131)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$398,502	$419,564

The accompanying notes are an integral part of these financial statements.

Mike The Pike Productions, Inc.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
REVENUES	$	$	$	$

OPERATING EXPENSES

General and Administrative
Amortization and depreciation	7,423	7,423	22,270	22,270
Salaries	15,000	-	45,000	-
Professional Fees	12,300	25,000	38,800	25,475
Other General and administrative expense	3,378	2,647	5,484	7,172
Total Operating Expenses	38,101	35,070	111,554	54,917

Net operating loss	(38,101)	(35,070)	(111,554,)	(54,917)

OTHER INCOME (EXPENSE)
Finance and interest fees	(21,695)	(21,820)	(65,086)	(63,837)
Loan Discounts	(3,125)	(3,125)	(15,625)	(16,890)
Change in derivative liability	-	(25)	(1,280)	(1,246)

NET INCOME (LOSS)	(62,921)	$(60,040)	$(193,545)	$(136,890)

Basic and Diluted Loss per Common Share	(0.00)	$(0.00)	$(0.00)	$(0.00)

Weighted Average Number of Common Shares Outstanding	2,242,000,000	2,146,000,000	2,201,854,545	2,146,000,000

The accompanying notes are an integral part of these financial statements.

Mike The Pike Productions, Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For The Nine months ended September 30, 2014 and 2013
(Unaudited)

	Nine Months Ended September 30,
	2014	2013

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period	$(193,545)	$(136,890)
Adjustments to reconcile net loss to net cash used in operations:
Issuance of restricted common stock for services	24,000	-
Amortization	22,000	22,000
Depreciation	270	270
Capital contribution of rent	4,500	4,500
Discounts on potential loan conversions	15,625	16,890
Change in derivative liability	1,280	1,246
Changes in operating assets and Liabilities:
Increase/ (decrease) in cash overdraft	-	1,999
Increase/ (decrease) in accrued salaries	45,000	45,000
Increase/ (decrease) in accrued interest payable	65,086	63,836
Net cash used in operating activities	(15,784)	852

CASH FLOWS FROM INVESTING ACTIVITIES
Payments to partnership	(3,400)	(852)
Net cash provided by (used in) investing activities	(3,400)	(852)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from loans from stockholder	16,992	-
	-	-
Net cash provided by (used in) financing activities	16,992	-

Net increase (decrease) in cash and cash equivalents	(2,192)

Cash and cash equivalents - beginning of period	2,595	-

Cash and cash equivalents - end of period	$403	$-

Supplemental Cash Flow Disclosure:
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

The accompanying notes are an integral part of these financial statements.

Mike The Pike Productions, Inc.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
For The Nine months ended September 30, 2014 and the Year Ended December 31, 2013

	Preferred Shares		Common Shares		Additional Paid-In	Accumulated	Total Stockholders’
	Shares	Value	Shares	Amount	Capital	Deficit	Equity

Balance- December 31, 2012	2,378,999	$2,378	2,146,000,000	$2,146,000	$(939,058)	$(2.447,597)	$(1,238,277)

Contribution of Rent					6,000		6,000

Loss for the year						$(231,854)	$(231,854)

Balance – December 31, 2013	2,378,999	$2,378	2,146,000,000	$2,146,000	$(933,058)	$(2,679,451)	$(1,464,131)

Contribution of Rent					$4,500		$4,500

Retirement of Preferred Shares	(125,000)	$(125)			125

Loss for the period						$(193,545)	$(193,545)

Issuance of Shares for Consulting			96,000,000	$96,000	$(72,000)		24,000

Balance – September 30, 2014 (Unaudited)	2,253,999	$2,253	2,242,000,000	$2,242,000	$(1,000,433)	$(2,872,996)	$(1,629,176)

The accompanying notes are an integral part of these financial statements.

Mike The Pike Productions, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2014 (Unaudited)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

A. ORGANIZATION AND OPERATIONS

Mike The Pike Productions, Inc. (the “Company”) is the successor entity to the business of Pine Ridge Holdings Inc. a corporation formed in Nevada in 2001.

Prior to August, 2009 the Company was a Nevada corporation named Pine Ridge Holdings, Inc. engaged in the business of providing energy generation products.  On April 24th 2009 Kevin May resigned and transferred ownership of shares to Mark B. Newbauer who was appointed President and CEO.  On August 5th, 2009, the name was changed from Pine Ridge Holdings, Inc. to Mike The Pike Productions, Inc.

On December 6, 2009, the Company acquired all of the assets of Mike The Pike Productions, Inc. of Wyoming in exchange for 10,000,000 restricted shares of common stock.  Concurrently with the Acquisition, the management of the Wyoming Corporation took control of the Board of Directors of the Company and the assets of the Company related to the energy business were spun-off to entity controlled by the previous management of the Company.  On October 5, 2010 a merger was formed to re-domicile the company in Wyoming and Mike The Pike Productions, Inc. survived the merger as a Wyoming Company.

B. PRINCIPALS OF CONSOLIDATION

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries St. James Films LLC incorporated in the state of Nevada and ServeNation, Inc. (inactive). All material inter-company balances and transactions were eliminated upon consolidation.

C. BASIS OF ACCOUNTING

The Company utilizes the accrual method of accounting, whereby revenue is recognized when earned and expenses when incurred.  The financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information.  As such, the financial statements do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.  In the opinion of management, all adjustments considered necessary for a fair presentation have been included and these adjustments are of a normal recurring nature.

D. USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

E. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand; cash in banks and any highly liquid investments with maturity of three months or less at the time of purchase. The Company maintains cash and cash equivalent balances at several financial institutions, which are insured by the Federal Deposit Insurance Corporation up to $250,000.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued)

F. COMPUTATION OF EARNINGS PER SHARE

Net income per share is computed by dividing the net income by the weighted average number of common shares outstanding during the period.   Due to the net loss, the options and stock conversion of debt are not used in the calculation of earnings per share because the stock conversions and options are considered to be antidilutive.

G. INCOME TAXES

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company’s management has reviewed the Company’s tax positions and determined there were no outstanding, or retroactive tax positions with less than a 50% likelihood of being sustained upon examination by the taxing authorities, therefore the implementation of this standard has not had a material effect on the Company.

H. REVENUE RECOGNITION

Revenue for license fees is recognized upon the execution and closing of the contract for the amount of the contract. Contract fees are generally due based upon various progress milestones. Revenue from contract payments are estimated and accrued as earned. Any adjustments between actual contract payments and estimates are made to current operations in the period they are determined.

I. FAIR VALUE MEASUREMENT

The Company determines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. The carrying amounts reported in the balance sheet for cash, accounts receivable, inventory, accounts payable and accrued expenses, and loans payable approximate their fair market value based on the short-term maturity of these instruments.

Fair value measurements are determined based on the assumptions that market participants would use in pricing an asset or liability.  US GAAP establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. The established fair value hierarchy prioritizes the use of inputs used in valuation methodologies into the following three levels:

•
Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets. A quoted price in an active market provides the most reliable evidence of fair value and must be used to measure fair value whenever available.

•
Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•
Level 3: Significant unobservable inputs that reflect a reporting entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability. For example, level 3 inputs would relate to forecasts of future earnings and cash flows used in a discounted future cash flows method.

J. STOCK-BASED COMPENSATION

The Company measures and recognizes compensation expense for all share-based payment awards made to employees, consultants and directors including employee stock options based on estimated fair values.  Stock-based compensation expense recognized for the three and six months ended September 30, 2014 was $24,000 and for the three and six months ended September 30, 2013 was $0 respectively.  Stock-based compensation expense recognized during the period is based on the value of the portion of share-based payment awards that vest during the three and six months ended September 30, 2014 and 2013.

K. SALES AND ADVERTISING

The costs of sales and advertising are expensed as incurred.  Sales and advertising expense was $0 and $0 for the three and nine months ended September 30, 2014 and 2013, respectively.

L. NEW ACCOUNTING PROUNCEMENTS

The Company reviews new accounting standards as issued. No new standards had any material effect on these financial statements. The accounting pronouncements issued subsequent to the date of these financial statements that were considered significant by management were evaluated for the potential effect on these consolidated financial statements. Management does not believe any of the subsequent pronouncements will have a material effect on these consolidated financial statements as presented and does not anticipate the need for any future restatement of these consolidated financial statements because of the retro-active application of any accounting pronouncements issued subsequent to September 30, 2014 through the date these financial statements were issued.

M. FURNITURE AND EQUIPMENT

Furniture and equipment are recorded at costs and consists of furniture and fixtures, computers and office equipment. We compute depreciation using the straight-line method over the estimated useful lives of the assets.  Expenditures for major betterments and additions are charged to the property accounts, while replacements, maintenance, and repairs that do not improve or extend the lives of the respective assets are charged to expense.

N. INTELLECTUAL PROPERTY

Intangible assets (intellectual property) are recorded at cost and are amortized over the estimated useful life of the asset.  Management evaluates the fair market value to determine if the asset should be impaired at the end of each year.

O. IMPAIRMENT OF LONG-LIVED ASSETS

The Company tests long-lived assets or asset groups for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable.  Circumstances which could trigger a review include, but are not limited to: significant decreases in the market price of the asset; significant adverse changes in the business climate or legal factors; accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of the asset; current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset; and current expectation that the asset will more likely than not be sold or disposed significantly before the end of its estimated useful life.
Recoverability is assessed based on the carrying amount of the asset and its fair value which is generally determined based on the sum of the undiscounted cash flows expected to result from the use and the eventual disposal of the asset, as well as specific appraisal in certain instances.

An impairment loss is recognized when the carrying amount is not recoverable and exceeds fair value.

NOTE 2 - GOING CONCERN AND LIQUIDITY CONSIDERATIONS

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business.  At December 31, 2013, the Company had a loss from operations, for the year ended, of $231,854, an accumulated deficit of $2,679,451 and negative working capital of $2,701,472.  The Company has not yet established an ongoing source of revenues sufficient to cover its operating costs and allow it to continue as a going concern.

The Company depends upon capital to be derived from future financing activities such as subsequent offerings of its common stock or debt financing in order to operate and grow the business.  There can be no assurance that the Company will be successful in raising such capital.  The key factors that are not within the Company's control and that may have a direct bearing on operating results include, but are not limited to, acceptance of the Company's business plan, the ability to raise capital in the future, the ability to expand its customer base, and the ability to hire key employees to provide services.  There may be other risks and circumstances that management may be unable to predict.

The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment at September 30, 2014 and December 31, 2013 consists of the following:

	September 30, 2014	December 31, 2013

Furniture and Fixtures	$1,800	$1,800
Less: Accumulated Depreciation	(1,350)	(1,080)
Net Property and Equipment	$450	$720

Depreciation expense for the nine months ended September 30, 2014 and 2013 was $270 and $270 respectively.   Depreciation expense for the three months ended September 30, 2014 and 2013 was $90 and $90 respectively.  Property and equipment are recorded at cost. Depreciation is computed on the straight-line method, based on the estimated useful lives of the assets of 5 years.

NOTE 4 – INTANGIBLE ASSETS

Intangible Assets at September 30, 2014 and December 31, 2013 consists of the following:

	September 30, 2014	December 31, 2012

Intangible Assets	$439,999	$439,999
Less: Accumulated Amortization	(87,833)	(65,833)
Net Intangible Assets	$352,166	$374,166

The Company invests in various intellectual properties such as short stories and novels to be developed into future movie projects.  By definition these intangible assets are amortized over a 15 year period.  Amortization expense for the nine months ended September 30, 2014 and 2013 was $22,000 and $22,000 respectively.  Amortization expense for the three months ended September 30, 2014 and 2013 was $7,4233 and $7,423 respectively.

NOTE 5 – ACCRUED COMPENSATION

The Company has entered into an employment agreement with its CEO to pay him an annual salary of $60,000.   This salary was accrued for the year ended December 31, 2013.   As of September 30, 2014, there is $105,000 accrued for officer or director compensation.

NOTE 6 –NOTES AND OTHER LOANS PAYABLE

On January 30, 2012 the company agreed to pay Saint James Films $100,000 in the form of a convertible promissory note with a term of one year at 10 % interest compounded semiannual.  In July of 2013 the Company signed a promissory note for $25,000 with William Eihlers, an attorney providing various legal services.  The note becomes due on August 8, 2014 and carries a per annum interest rate of 14%. Beginning in 2011 the Company entered into a series of $7,500 with Shaun Deidrich that total $90,000.  They are demand notes carrying an 8% per annum interest rate. The company currently has convertible notes totaling $594,060 due to New Opportunity Business Solutions:

The following schedule is Notes Payable at September 30, 2014 and December 31, 2013.

Description	09/30/2014	12/31/2013

Convertible note payable, due January 27, 2013; interest at 10%	$100,000	$100,000
Convertible note payable due August 8, 2014; interest at 14%	25,000	25,000
Convertible note payable due January 12, 2013; interest at 8%	90,000	90,000
Convertible note payable due December 27, 2009; interest at 15%	200,000	200,000
Convertible note payable due December 27, 2010; interest at 12%	194,160	194,060
Convertible note payable due December 27, 2011; interest at 12%	200,000	200,000
Less: Discount on note payable		(15,625)

Total notes payable	$809,160	$793,435
The above loans are in default.

The Company evaluated the terms of the notes in accordance with ASC Topic No. 815 - 40, Derivatives and Hedging - Contracts in Entity’s Own Stock and determined that the underlying common stock is indexed to the Company’s common stock. The Company determined that the conversion features meet the definition of a liability and therefore bifurcated the conversion feature and accounted for it as a separate derivative liability. The Company evaluated the conversion feature for a beneficial conversion feature. The effective conversion price was compared to the market price on the date of the note and was deemed to be less than the market value of underlying common stock at the inception of the note. Therefore, the Company recognized a beneficial conversion feature, to the extent of the note, and applied as a debt discount to the Convertible Notes Payable and amortized to interest expense over the terms of the note.

The features of the notes resulted in the recognition of a derivative liability.  The Company valued the features using the Black-Scholes Model, which resulted in a potential liability of $701,556 at September 30, 2014.

Assumptions used in the derivative valuation were as follows:

Weighted Average:
Dividend rate	0.0%
Risk-free interest rate	.11%
Expected lives (years)	1.00
Expected price volatility	11.22%
Forfeiture Rate	0.0%

As of September 30, 2014 and December 31, 2013 the derivative liability consists of the following:

	September 30, 2014	December 31, 2013

Beginning Derivative Liability	$700,276	$662,324
Components:
Change in derivative liability	1,280	1,837
Debt discount assigned to convertible notes payable	-	36,115

Ending derivative liability	$701,556	$700,276

NOTE 7–STOCKHOLDERS’ EQUITY (DEFICIT)

AUTHORIZED SHARES & TYPES

The Company has authorized 100,000,000 shares of preferred stock at a par value of $0.001 at September 30, 2014.

Preferred shares are convertible to common stock at the rate of one Share of preferred to 1,000 shares of common after notice to the Corporation by the holder, only when there is both sufficient common stock available for conversion and a sufficient number of common stock shares are authorized by the Corporation.  Preferred shares enjoy voting rights at the rate of 1/1000 (one to one thousand) with common stock and shall be entitled to vote when the holders of common stock shall have the right to vote.

The Company received 125 shares of preferred stock from a preferred stockholder and the stock was retired.

The Company has authorized 2,249,000,000 shares of common stock at a par value of $0.001 at September 30, 2014.

The Company issued 96,000,000 shares of common stock for consulting.

The Company relies on capital raised through loans, private placement memorandums to assist in the funding of operations.

NOTE 8 – INCOME TAXES

Deferred tax assets arising as a result of net operation loss carry forwards have been offset completely by a valuation allowance due to the uncertainty of their utilization in future periods.

Based on its evaluation, the Company has concluded that there are no significant uncertain tax positions requiring recognition in its financial statements. The Company’s evaluation was performed for the tax years ended December 31, 2013 and 2012 for U.S. Federal Income Tax and for the State of Wyoming.

A reconciliation of income taxes at statutory rates with the reported taxes follows:

	December 31, 2013	December 31, 2012

Loss before income tax benefit	$231,854	$552,307
Expected income tax benefit	(78,800)	(185,800)
Non-deductible expenses	-	-

Tax loss benefit not recognized for book purposes, valuation allowance	$78,800	$185,800
Total income tax	$-	$-

The Company has net operating loss carry forwards in the amount of approximately $2,679,451 that will expire beginning in 2029.   The deferred tax assets including the net operating loss carry forward tax benefit of $2,679,451 total $917,200 which is offset by a valuation allowance.  The other deferred tax assets include accrued officer compensation, stock based compensation, and amortization.

The Company follows the provisions of uncertain tax positions. The Company recognized approximately no increase in the liability for unrecognized tax benefits.

NOTE 9 – RELATED PARTY TRANSACTIONS

As of September 30, 2014, the Company’s CEO Mark Newbauer had advanced personal funds in the amount of $104,044 to pay various operating expenses.

NOTE 10 - INVESTMENT IN PARTNERSHIP

Commencing in 2010 the Company entered into a Partnership with Spoke Lane Entertainment which publishes graphic novel assets toward sales and film rights/screen adaptations.  The Company provided funds in the amount of $3,400 for the nine months ended September 30, 2014 to pay various operating expenses.

NOTE 11 - COMMITMENTS

Office space for the Company has been provided by Mr. Newbauer, a stockholder and CEO as a capital contribution in the amount of $4,500 for the nine months ended September 30, 2014 and September 30, 2013 and $1,500 for the three months ended September 30, 2014 and September 30, 2013 respectively.

Certain literary rights were purchased on behalf of the Company on September 3rd, 2014 and the rights were assigned to the third party responsible for said purchase in exchange for passive participation in exploitation of the rights. The third party entity controls the rights of which the Company will receive 12.5% of net proceeds, if any, from exploitation of rights, if any, by the third party entity. The Company has a passive stake in the proceeds, if any, and is not required to fulfill any further objectives or conditions otherwise to secure its position.  The Company will request Quarterly statements from the third party entity to ensure accountability throughout the relationship.

NOTE 12 - SUBSEQUENT EVENTS

None.